UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-39151

EHANG HOLDINGS LIMITED

11/F Building One, EHang Technology Park

No. 29 Bishan Blvd., Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

On November 26, 2025, EHang Holdings Limited (the “Company”) issued a press release announcing the Company’s financial results and business updates for the third quarter ended September 30, 2025.

Exhibit 99.1 to this Form 6-K (excluding the statements set forth under the sections headed “Management Remarks” and “Business Outlook” contained in Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278830).

Exhibit Index

Exhibit	Description

99.1	Press Release: EHang Reports Third Quarter 2025 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ Conor Chia-hung Yang
Name:	Conor Chia-hung Yang
Title:	Chief Financial Officer

Date: November 26, 2025